Exhibit 99.2

Your vote matters! P.O. BOX 8016, CARY, NC 27512-9903 Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions Yoshitsu Co., Ltd Mail: Mark, sign and date your Proxy Card Fold and return your Proxy Card in the postage-paid envelope provided Extraordinary General Meeting of Shareholders For Shareholders of record as of August 30, 2024 Thursday, September 26, 2024 Sumida-ku, Tokyo, Japan. YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, Local Time, September 18, 2024. YOSHITSU Co., Ltd Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on September 18, 2024) The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of YOSHITSU Co., Ltd registered in the name of the undersigned on the books of the Depositary as of the close of business on August 30, 2024 at the Extraordinary General Meeting of Shareholders of YOSHITSU Co., Ltd to be held on September 26, 2024 in Sumida-ku, Tokyo, Japan. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items. 3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2024 BetaNXT, Inc. or its affiliates. All Rights Reserved Copyright © 2024 BetaNXT, Inc. or its affiliates. All Rights Reserved

Yoshitsu Co., Ltd Extraordinary General Meeting of Shareholders Please make your marks like this THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1 AND 2 PROPOSAL Proposal 1: Change of trade name Proposal 2: Election of Accounting Auditor YOUR VOTE BOARD OF DIRECTORS RECOMMENDS Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Signature (if held jointly)